SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Bernard J. Cassidy

General Counsel & Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Blue Magpie Corporation (“Purchaser”), a wholly owned subsidiary of Celgene Corporation (“Celgene”), for all of the outstanding shares of common stock, par value $0.0001 per share, of Juno Therapeutics, Inc. (“Juno”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 21, 2018, by and among Celgene, Purchaser and Juno. If successful, the Offer will be followed by a merger of Purchaser with and into Juno (the “Merger”).

•	Exhibit A: Manager & Recruiter Talking Points

•	Exhibit B: Note from Mark Alles, Chief Executive Officer of Celgene Corporation, to Employees